SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
AMERITRADE HOLDING CORPORATION
(Name of Subject Company)
AMERITRADE HOLDING CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

03074K100
(CUSIP Number of Class of Securities)

John R. MacDonald
Chief Financial Officer
4211 South 102nd Street
Omaha, Nebraska 68127
(402) 331-7856
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing consists of a revision to slides dated June 22, 2005 posted on the website of Ameritrade Holding Corporation on September 14, 2005 to update slides 6, 7 and 13.

Joe Moglia, Chief Executive Officer - Ameritrade Holding Corp. Ed Clark, President and CEO - TD Bank Financial Group Randy MacDonald, Chief Financial Officer - Ameritrade Holding Corp. Dan Marinangeli, Chief Financial Officer - TD Bank Financial Group June 22, 2005, Revised September 14, 2005 Delivering on our Strategy TD Ameritrade

Safe Harbor Statement This presentation contains forward-looking statements that involve risks and uncertainties. For example, statements related to realization of the company's strategy, the service offerings of the combined company, credit and interest rate risk associated with the transaction, cost and revenue synergies, the accretive nature of the transaction, the financial and operational performance of the combined company, industry rankings, execution of integration plans, management and organizational structure, timing of the closing, future consolidation and growth, and future stock buybacks, acquisitions and dividends, are all forward-looking statements. Various factors could cause actual results to differ materially from those anticipated by the forward-looking statements. These factors include the possibility that the transaction does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed transaction, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition clients, successfully execute their integration strategies, or achieve planned synergies; that the parties are unable to accurately forecast the anticipated financial results of the combined company; that the combined company is unable to compete successfully in this highly competitive and rapidly changing marketplace; that the parties are unable to retain employees that are key to the operations of the combined business; and that the combined company is unable to identify and realize future consolidation and growth opportunities. These and other risks that could cause actual results to differ materially from those described in the forward-looking statements are detailed from time to time in the documents filed by Ameritrade with the Securities and Exchange Commission, including Ameritrade's most recent Form 10-K and 10-Q. Ameritrade, Inc., member NASD/SIPC, is a subsidiary of Ameritrade Holding Corporation. TD Waterhouse Investor Services, Inc. and its affiliated clearing firm, National Investor Services Corp. are members NYSE/SIPC and subsidiaries of TD Waterhouse Group, Inc., which is itself a subsidiary of The Toronto-Dominion Bank

Realizes Ameritrade's strategy Accelerates client segmentation strategy Serves full spectrum of individual investor needs across all products and channels Benefits of banking with minimal exposure to interest rate or credit risk Enhances low cost platform Continues industry consolidation Delivers superior financial returns Expected gross synergies of $578M Assuming full synergy realization, LTM March 2005: 39% EPS accretion Combined adjusted revenue: $1.8B with greater diversification Combined adjusted net income: $557M Shift to significant asset-based revenue model, which typically commands a higher multiple Low execution risk Proven track record The Best Combination for Clients and Shareholders TPD TD AMTD 238.973 SCH 191.3 ET 88.075 TD AMTD 0.52 ET 0.33 SCH 0.16 Average client trades per day (000s) TD AMTD As Adjusted SCH ET TD AMTD As Adjusted ET SCH Pre-tax margin (LTM March 2005) TD AMTD is with full assumed synergy realization. Source: Company reports. Quarter ended March 2005. Source: Company reports. E*Trade reports retail daily average revenue trades, which excludes professional trades. Schwab reports daily average revenue trades, which includes all client trades that generate commission revenue or revenue from principal mark-ups (i.e., fixed income), including trades of equities, options, fixed income securities, and mutual funds that generate transaction fees, and excluding Mutual Fund OneSource trades and other asset-based trades. AMTD and Waterhouse report average daily trades, which include all client trades of equities, options, mutual funds and debt instruments.

Realization of Ameritrade's Strategy Strengthens core business, accelerates growth & expands earnings RIA Long-term Investors Active Traders AMTD 4.1 75.6 164 TDW USA 38.1 143.4 75 Entrenched strong player Leverage platform with larger client base Amerivest New client base, suite of products, branch network, WICs, bank access Entrenched strong player Adds accounts and trades Adds assets and asset- based revenues Adds advisors, assets and asset-based revenues Source: Ameritrade, Waterhouse, E*Trade, and Schwab reports publicly filed by each entity for the quarter ended 03/05 and Cerulli Associates, RIA Service Agent Survey, May 2005.

Strategic Impact Grows net income with minimal additional exposure to interest rate or credit risk Adds significant asset based revenues Grows margins even with large scale branch network Positions AMTD for P/E multiple expansion and additional acquisitions Source for 2006 P/E: Smith Barney and Sandler O'Neill. Source for LTM pre-tax income and margin: Company reports. TD AMTD is combined LTM March 2005 assuming full synergy realization. Size of bubble is based on P/E Pre-Tax Margin Pre-Tax Income $700 M 35% Schwab E*Trade AMTD TDW TD AMTD 0 $1,400 M 70%

Pro Forma Ownership: 68% Existing Ameritrade Shareholders/32% TD Bank Financial Group Board: 12 member board 5 TD Bank representatives (including Vice Chairman, Ed Clark) 3 Ricketts family representatives (including Chairman, Joe Ricketts) 3 independent representatives selected prior to close CEO, Joe Moglia Structure: Ameritrade will issue shares of its stock in exchange for the U.S. brokerage business of TD Waterhouse U.S.A. Approvals: AMTD Shareholders; Regulators Timing: Expected closing within 6 months, full synergy realization expected 6 quarters after closing Other Details: $6/share dividend to be paid to AMTD shareholders - up to $5/share to be funded by borrowings, $1/share to be funded through excess capital at TD Waterhouse U.S.A. Ameritrade Canada to be sold to TD Bank for $60M TD Bank will tender for up to additional 7.3% of shares immediately after closing at $16/share TD Bank limited to ownership of no more than 39.3% of outstanding shares for 3 years after closing and no more than 45% of outstanding shares in years 4 through 10, unless tendering for 100% and receiving approval by unaffiliated directors and shareholders Joe Ricketts may participate in tender offer Summary Transaction Terms

Combined Operating Metrics As of or for the quarter ended March 2005 Ameritrade metrics adjusted for the sale of Ameritrade Canada $ in Billions (1) Client credit balances and money market funds (2) Qualified accounts are all open client accounts with a total liquidation value of $2,000 or more, except Clearing accounts. (3) Total accounts for Ameritrade are all open client accounts (funded and unfunded), except Clearing accounts. (4) Total accounts for TD Waterhouse U.S.A. are all funded and unfunded client accounts. TD Ameritrade (As Adjusted)

Combined Results with Full Synergy Realization 39% Accretion In Millions except per share and percentages (1) Ameritrade excluding Canadian operations (2) Synergies expected to be realized over 18 months (Yr1: 40%, Yr2: 90%, Yr3: 100%) (3) Calculated as LTM revenue on a per account basis; multiplied by 5% of retail accounts (non RIA accounts); multiplied by (1 minus variable cost percentage) (4) Represents intangible amortization associated with the "client list" acquired. Calculated as the assumed purchase price paid less net assets acquired; multiplied by 32% (rate determined by an independent valuation expert in Datek acquisition); divided by 20 year assumed life. (5) Based on borrowings of approximately $2B (at 7%).

Revenue Opportunities - $219B Client Assets Rent capital and banking skill set of TD Bank Minimal additional exposure to interest rate or credit risk (1) Assumed $1B of securities Assets in Billions Balances as of March 2005 Match the duration of assets and liabilities (no hedge expense)

Expense Synergies Equivalent of 59% of TD Waterhouse U.S.A. Expenses Expected to be Eliminated Proven integration track record Best people, products & platform Integration plan: - client retention - synergy realization - operational excellence - commitment to associates $ in Millions (1) Ameritrade excluding Canadian operations (2) Estimated breakout of expenses by Ameritrade expense categories

Why Ameritrade? On strategy and financially attractive Financial benefits of consolidation Strategic combination: Focus on wealth management: high P/E, ability to make future acquisitions Full spectrum of investors: active trader to long-term investor Proven management team

The Combination of Ameritrade and TD Waterhouse U.S.A.... Is the best combination for Clients and Shareholders Realizes Ameritrade's strategy Access to banking without the cost or risk Delivers superior financial returns Continues industry consolidation Has minimal execution risk Positions firm for future acquisitions and for P/E expansion

Additional Information and Where to Find it In connection with the proposed transaction, Ameritrade has filed a preliminary proxy statement concerning the transaction with the Securities and Exchange Commission ("SEC"). Once completed, a definitive proxy statement will be mailed to the stockholders of Ameritrade. SECURITY HOLDERS OF AMERITRADE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68127, or by Telephone: 800-237-8692. In addition, documents filed with the SEC by Ameritrade are available free of charge at the SEC's web site at www.sec.gov. Ameritrade Holding Corporation, The Toronto-Dominion Bank, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ameritrade in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the preliminary proxy statement of Ameritrade described above. This document is available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Ameritrade as described above. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the SEC on December 13, 2004, and in its notice of annual meeting and proxy circular for its 2005 annual meeting, which was filed with the SEC on February 17, 2005. These documents are available free of charge at the SEC's web site at www.sec.gov. The tender offer for outstanding shares of Ameritrade common stock described in this presentation has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and J. Joe Ricketts, if he participates in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade's security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC's web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.